EXHIBIT 12.1

Ratio of Earnings to Fixed Charges Worksheet (Unaudited)

	March 31,		2003	2002	2001		2000	1999
Ratio of Earnings to Fixed Charges(1)	2004	2003
Fixed Charges:
Interest on debt and capitalized leases	1,112	968	6,672	3,151	4,315		5,919	5,732
Capitalized interest	—	—	—	—	—		—	—
Amortization of debt premium, discount and expense	1,363	95	2,767 (2)	310	1,208	(3)	585	482
Interest element of rentals (estimated at 30%)	432	456	1,770	1,980	1,800		2,280	2,310

Total Fixed Charges	2,917	1,519	11,209	5,441	7,323		8,784	8,524

Preferred Dividends:
Preferred dividends accretion	—	—	—	—	—		—	—

Gross up to pretax based on 0% effective tax rate	—	—	—	—	—		—	—

Total Fixed Charges plus Preferred Dividends	2,917	1,519	11,209	5,441	7,323		8,784	8,524

Earnings:
Income (loss) from continuing operations before income taxes	(4,704)	(10,678)	(23,991)	(20,858)	12,102		(38,737)	(52,527)
Addback:
Amortizaton of capitalized interest	—	—	—	—	—		—	—
Fixed charges	2,917	1,519	11,209	5,441	7,323		8,784	8,524

Subtotal Earnings	(1,787)	(9,159)	(12,782)	(15,417)	19,425		(29,953)	(44,003)
Less: Capitalized interest	—	—	—	—	—		—	—

Total Earnings	(1,787)	(9,159)	(12,782)	(15,417)	19,425		(29,953)	(44,003)

Ratio of Earnings to Fixed Charges	-0.6	-6.0	-1.1	-2.8	2.7		-3.4	-5.2

Ratio of Earnings to Fixed Charges and Preferred
Dividends	(0.6)	(6.0)	(1.1)	(2.8)	2.7		(3.4)	(5.2)

(Deficiency of) Earnings to Cover Combined Fixed Charges and Preferred Dividends	(1,787)	(9,159)	(12,782)	(15,417)	19,425		(29,953)	(44,003)

Interest on Rentals Worksheet
	March 31,		2003	2002	2001		2000	1999
	2004	2003
A. Rental expense	1,440	1,521	5,900	6,600	6,000		7,600	7,700
B. Company Interest Factor (30%)	0.3	0.3	0.3	0.3	0.3		0.3	0.3

A. X B.	432	456	1,770	1,980	1,800		2,280	2,310

(1)	For purposes of determining the ratio of earnings to combined fixed charges and preferred dividends and the deficiency of earnings to cover combined fixed charges and preferred dividends, “earnings” includes pre-tax income (loss) adjusted for fixed charges and preferred dividends. “Fixed charges” consist of interest expensed and capitalized, amortization of deferred financing charges, and that portion of operating lease rental expense (deemed to be 30% of rental expense) representative of interest.
(2)	Includes $665,000 in debt offering costs charged to expense in connection with the debt restructuring.
(3)	Includes $782,000 in debt offering costs charged to expense in connection with the debt restructuring.

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